[     ], 2025

Baron ETF Trust (the “Trust”)

767 Fifth Avenue, 49th Floor

New York, NY 10153

Re:  Baron ETF Trust

Ladies and Gentlemen:

This hereby documents our purchase from the Trust, which is an investment company offering multiple series, on [     ], 2025, shares of beneficial interest of Baron First Principles ETF, par value $0.001, at the per-share purchase price set forth below, for an aggregate price of $100,000, to provide the initial capital the Trust requires pursuant to Section 14 of the Investment Company Act of 1940, as amended, in order to make a public offering of its shares.

Fund	Amount Purchased	Price Per Share	Shares Purchased
Baron First Principles ETF	$ 100,000	$ 25.00	4,000
TOTAL	$ 100,000

We hereby represent that we acquired said shares for investment purposes, and not for distribution or resale to the public.

Very truly yours,

BAMCO, Inc.

By:

Name: Kristine Treglia

Title: Vice President, Chief Legal Officer and Secretary